Exhibit 99.1

Secoo Receives Additional Delist Notice from Nasdaq

BEIJING, February 8, 2024 (GLOBE NEWSWIRE) -- Secoo Holding Limited (“Secoo” or the “Company”) (NASDAQ: SECO), today announced that it received an additional delist notice from The Nasdaq Stock Market LLC (“Nasdaq”) on February 6, 2024.

As previously announced, the Company received a written notification from Nasdaq dated August 1, 2023, indicating that because the closing bid price of the Company’s American Depositary Shares (“ADSs”) for the last 30 consecutive business days was below US$1.00 per share, the Company no longer meets the Nasdaq minimum bid price requirement, set forth in Nasdaq Listing Rule 5550(a)(2). The Company was provided with a compliance period of 180 calendar days, or until January 29, 2024, to regain compliance under the Nasdaq Listing Rules. In the event the Company does not regain compliance by January 29, 2024, the Company may be eligible for an additional compliance period of 180 calendar days period to regain compliance under certain conditions. On January 29, 2024, the Company received a letter from Nasdaq, notifying the Company that, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), it was eligible for a second 180-day compliance period to comply with the minimum $1 bid price requirement.

The delist notice from Nasdaq dated February 6, 2024 notified the Company that, upon further review, the Nasdaq Staff has determined that in light of concerns regarding the circumstances surrounding the Company’s failure to file its delinquent reports, it no longer appears to Nasdaq that it is possible for the Company cure the deficiency. This matter serves as an additional basis for delisting the Company’s securities from Nasdaq. The Company plans to present its views with respect to this additional deficiency at its Nasdaq Panel hearing scheduled on February 13, 2024.

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s leading online integrated upscale products and services platform. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 420,000 SKUs, covering over 3,800 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

Secoo Holding Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Secoo Holding Limited undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Secoo Holding Limited

Jingbo Ma

Tel: +86 10 6588-0135

E-mail: ir@secoo.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Secoo@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Secoo@tpg-ir.com